Filed by Finisar Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No. 000-27999

Additional Information and Where to Find It

In connection with the proposed acquisition of Finisar Corporation (the “Company”) by II-VI Incorporation (“Parent”) pursuant to the terms of an Agreement and Plan of Merger by and among the Company, Parent and Mutation Merger Sub Inc. (“Merger Subsidiary”), Parent will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of the Company and a proxy statement and prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) because they will contain important information.  Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about the Company and Parent, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ web sites at www.finisar.com and www.ii-vi.com.

Participants in Solicitation

The Company, Parent and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction.  Information about the Company’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on June 15, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of Parent, the Company and their respective executive officers and directors in the acquisition by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.

Forward Looking Statements

This written communication contains forward-looking statements that involve risks and uncertainties concerning Parent’s proposed acquisition of the Company, the Company’s expected financial performance, as well as the Company’s strategic and operational plans. Actual events or results may differ materially from those described in this written communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the Company may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the reaction of customers to the transaction; general economic conditions; the transaction may involve unexpected costs, liabilities or delays; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  In addition, please refer to the documents that the Company files with the SEC on Forms 10-K, 10-Q and 8-K. The filings by the Company identify and address other important factors that could cause its financial and operational results to differ materially from those contained in the forward-looking statements set forth in this written communication. All forward-looking statements speak only as of the date of this written communication or, in the case of any document incorporated by reference, the date of that document. The Company is under no duty to update any of the forward-looking statements after the date of this written communication to conform to actual results.

THOMSON REUTERS | Contact Us 1 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS EDITED TRANSCRIPT II-VI Inc to Acquire Finisar - M&A Call EVENT DATE/TIME: NOVEMBER 09, 2018 / 1:00PM GMT

CORPORATE PARTICIPANTS Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Michael E. Hurlston Finisar Corporation - CEO & Director Vincent D. Mattera II-VI Incorporated - President, CEO & Director CONFERENCE CALL PARTICIPANTS Fahad Najam Cowen and Company, LLC, Research Division - Associate James Martin Kisner Loop Capital Markets LLC, Research Division - SVP Mark S. Miller The Benchmark Company, LLC, Research Division - Research Analyst Meta A. Marshall Morgan Stanley, Research Division - VP Roderick B. Hall Goldman Sachs Group Inc., Research Division - MD Shek Ming Ho Deutsche Bank AG, Research Division - Director & Senior Analyst Simon Matthew Leopold Raymond James & Associates, Inc., Research Division - Research Analyst Thomas Robert Diffely D.A. Davidson & Co., Research Division - MD & Senior Research Analyst Timothy Paul Savageaux Northland Capital Markets, Research Division - MD & Senior Research Analyst PRESENTATION Operator Good day, ladies and gentlemen, and welcome to the II-VI to acquire Finisar call. (Operator Instructions) As a reminder, today's conference may be recorded. I'd now like to turn the call over to Ms. Mary Jane Raymond. Ma'am, you may begin. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Thank you, Victor. Good morning to everyone. I'm Mary Jane Raymond, the Chief Financial Officer here at II-VI Incorporated. Today, we will be discussing II-VI's acquisition of Finisar. With me, today on our call is Dr. Chuck Mattera, our President and Chief Executive Officer; as well as Michael Hurlston, the Chief Executive Officer of Finisar. As a reminder, any forward-looking statements we may make today during this teleconference are made in the context of today only. We do not undertake any obligation to update these statements to reflect events subsequent to today. With that, let me turn it over to Chuck. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Good morning, Mary. Good morning, and thank you for joining us today. This morning, we announced that II-VI and Finisar have entered into a merger agreement under which II-VI will acquire Finisar in a cash and stock transaction valued at approximately $3.2 billion. We believe the financial terms of the transaction are very attractive for stakeholders for both companies but before we get into those details, which was also summarized in our press release, I want to spend time discussing the compelling strategic rationale for this transformational combination. We expect this strategic combination to drive significant value creation through increased scale, broadened technological base, complementary product road maps and leadership positions in fast-growing markets. Overall, this transaction builds on our position as a leader in photonics and leverages our complementary expertise and capabilities. By bringing our companies together, we will be able to offer our customers one of the most complete portfolios of optical solutions for networks available in the industry. We will also be even better positioned to invest in a broad-based of differentiated products built on industry-leading technology platforms across our end markets. In particular, we believe that combining with Finisar will enable us to be even more effective as we accelerate the development of our portfolio of products in the emerging markets of 5G, 3D sensing, cloud computing, electric and autonomous vehicles and advanced microelectronics manufacturing. Upon closing of the transaction, our combined organization will have an even stronger global presence employing over 24,000 associates worldwide. THOMSON REUTERS | Contact Us 2 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

At II-VI, we have long admired Finisar and have a great deal of regard for its founders and its talented global team. So we are honored to be joined here today by Michael Hurlston, CEO of Finisar. Before we dive deeper into our transaction rationale, I'd like to turn the call over to Michael and ask him to tell you more about Finisar and what this combination means for the company. Michael? Michael E. Hurlston Finisar Corporation - CEO & Director Thank you very much, Chuck. I'm delighted to join you today to announce our plans to bring our 2 companies together. By joining II-VI, I'm confident that we'll be able to accelerate our growth in ways that neither of our teams could achieve as independent companies. Further, we believe this transaction represents a compelling value proposition for Finisar shareholders, as it delivers immediate cash value while providing the opportunity to participate in a significant upside potential of our combined organization once the transaction is completed. For those of you who are new to our story, I'd like to share some high-level background on Finisar as well as my perspective on why this combination makes so much sense for our company's customers, partners and employees. Finisar is a leader in creating and delivering breakthrough optics technology and world-class products that improve the way we communicate. With over 11,000 employees worldwide, Finisar has research and development and manufacturing sites as well as sales and support offices around the globe. Finisar provides components and subsystems to networking equipment manufacturers, data center operators, telecom service providers, consumer electronics and automotive companies. We look forward to joining II-VI and Finisar's complementary capabilities and cultures to create a global leader in photonics and compound semiconductors. Before I turn the call back over to Chuck, I again want to emphasize how excited we are about this transaction and the growth potential and market opportunities ahead for our combined company. As we move forward in this process, we are committed to working closely with II-VI and its team members to ensure a seamless transition and realize the full potential of the transaction once closed. With that, I turn it back over to Chuck to provide more details on the merits of this combination. Chuck, over to you. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Great. Thank you, Michael. As we look at the opportunities ahead of us, we are confident that now is the right time for this transaction and that Finisar is the right partner for II-VI. We are in an inflection point as megatrends accelerate, and we believe that today is the ideal time to capitalize on this window of opportunity. Disruptive megatrends driven by innovative uses of lasers and other engineered materials present huge growth opportunities for both of our companies. In communications, materials processing, consumer electronics and automotive, we expect the combination with Finisar will allow us to leverage our combined technology and intellectual property in indium phosphide, gallium arsenide, silicon carbide, gallium nitride, silicon photonics and even diamond to achieve faster time to market, cost and scale. Together, we believe we will be better strategically positioned with the right combination of resources, capabilities and talent to hit market windows today. The combination of II-VI and Finisar unites 2 innovative industry leaders with complementary capabilities and cultures to create a formidable compound semiconductor company. Together, we will be capable of serving the broad set of fast-growing markets of communications, consumer electronics, military, industrial waste and materials processing, automotive, semiconductor equipment and life sciences. Our shared values and vision based on more than 30 years of innovation and a strong commitment to addressing customer needs have enabled us to establish ourselves as leaders in engineered materials and optoelectronic devices. Importantly, our shared model is focused on selective and strategic acquisitions, differentiation through vertical integration and sustained industry leadership. This will position us well for long-term growth and value creation. THOMSON REUTERS | Contact Us 3 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

On Slide 7, you can see that this transaction is truly about growth. We believe that bringing together II-VI and Finisar will create one of the largest photonics and compound semiconductor companies with approximately $2.5 billion of annual revenue; address multiple strong and growing markets; bring together complementary expertise in datacom and telecom, further strengthening our growing position in optical communications; create a compelling 3D sensing and LiDAR platform with faster time to market; position us as a leader in engineered materials and compound semiconductors; and enable us to realize efficiencies and $150 million of run rate cost synergies at scale within 36 months of closing. On Slide 8, you can see that the combined company would have had approximately $2.5 billion of pro forma revenue over the last 12 months. The broad base of talent, technology and manufacturing capability created by this transaction is expected to enhance our ability to address near-term and medium-term opportunities as well as accelerating long-term growth. Together, II-VI and Finisar will continue to leverage their leading-edge innovation and expertise in commercializing engineered materials and optoelectronic devices to maximize value through vertical integration and manufacturing scale. The core competencies of the 2 companies will complement each other at all levels of the value chain, including in strategic areas as 3D sensing and LiDAR; optical communications; RF electronics for wireless infrastructure and military; and power electronics for green energy and automotive markets. These markets are expected to grow significantly over the next 4 to 5 years. Our complementary expertise in telecom and datacom will create a product portfolio mix that spans market segments and will enable us to be the industry leader in datacom transceivers for hyperscale data centers. This will drive a stronger revenue mix, additionally, our portfolio will include products for fixed and tunable transceivers for access and wireless optical infrastructure; next-generation coherent transmission and submarine amplification; ROADMs for optical transport, WSS, optical amplifiers, optical monitoring; and highly vertically integrated technologies from engineered materials to subsystems. Additionally, with II-VI's and Finisar's gallium arsenide and indium phosphide platforms, we will offer a compelling platform for the 3D sensing and LiDAR markets. The combined optoelectronics technology leadership based on gallium arsenide and indium phosphide compound semiconductor laser design platforms together will create the largest 6-inch vertically integrated epitaxial growth in device fabrication manufacturing platforms in the industry, enabling faster time to market for a greater number of opportunities in 3D sensing and LiDAR and enabling customers to win. Further, we believe that the optimization of research and development as well as capital and asset utilization will allow us to achieve faster time to market for these emerging applications. The benefits of this combination will also be evident in our RF electronics for wireless and military business as it will open up access to large and growing markets. Other benefits in this area will include our collaboration with Sumitomo Electric device innovations for GaN on silicon carbide, RF electronic devices and efficient high-power RF amplification with GaN on silicon carbide HEMTs for wireless and military applications. I believe the acquisition of Finisar will be nothing short of transformative for both of our companies. Together, we will increase our flexibility and efficiency in deploying highly talented teams to innovate based on compound semiconductors and engineered materials for all of our current end markets as well as power electronics for electric cars and green energy in the future. Finally, II-VI and Finisar will have a diversified footprint with employees in 70 locations. Our world-class team of experts and innovators in engineered materials, laser device design and fabrication infrastructure will enable the company, the combined company, to offer a highly differentiated products and manufacturing scale to serve these fast-growing markets. With that, I will turn it back over to Mary Jane, and ask her to walk you through the details. Mary Jane? Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Thanks, Chuck, and hello, again. In addition to these compelling strategic benefits, the combination of II-VI and Finisar will provide significant financial benefits. We expect to realize $150 million of run rate cost synergies within 36 months of closing. We expect to achieve these synergies through procurement savings, internal supply of materials and components, efficient research and development, consolidation of overlapping costs, along with efficiencies in sales and marketing. Overall, we expect to be a more effective and efficient organization. THOMSON REUTERS | Contact Us 4 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

Let me also give you a snapshot of the transaction details. Upon close, Finisar's stockholders will receive, on a pro-rata basis, $15.60 per share in cash and 0.2218 shares of II-VI common stock valued at $10.40 a share based on the closing price of II-VI's common stock of $46.88 yesterday on November 8, 2018. The transaction values Finisar at $26 per share or approximately $3.2 billion in equity value and represents a premium of 37.7% to Finisar's closing price, also yesterday November 8, 2018. Once the transaction has been completed, Finisar's stockholders are expected to own approximately 31% of the combined company. We intend to fund the cash portion of the transaction with a combination of cash on hand from the combined company's balance sheet and $2 billion funded debt financing. We expect the transaction to close in the middle of calendar year 2019, subject to approval by each company's shareholders, antitrust regulatory authorities and other customary closing conditions. As I mentioned, we expect to achieve $150 million in run rate cost synergies within 36 months of closing and expect to drive accretion in non-GAAP earnings per share for the first full year post close of approximately 10% and then more than double after that. On a pro forma basis, the combined company will have $2.4 billion gross debt or 4.1x the LTM EBITDA inclusive of synergies and $2 billion in net debt or 3.5x the LTM EBITDA inclusive of synergies. Together, II-VI and Finisar will have a strong EBITDA generation capability of $570 million on a combined basis. The combined company also has a strong deleveraging profile and ongoing ability to maximize strategic opportunities. I'll turn it back to Chuck. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Thank you, Mary Jane. Before we turn to Q&A, I want to thank the Finisar team for their enthusiasm, and I would like to reiterate my excitement about this deal and express how much I look forward to continuing to work alongside this great team as the CEO. I'm thrilled to embark on this next chapter. Operator, you may open the line for questions. QUESTIONS AND ANSWERS Operator (Operator Instructions) And our first question comes from the line of Tom Diffely from D.A. Davidson. Thomas Robert Diffely D.A. Davidson & Co., Research Division - MD & Senior Research Analyst So just a couple of quick questions. First one is, what is the extent of the product and customer overlap today? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, the --Finisar's largest business is the datacom transceiver business and the telecom transceiver business. And given that we don't have an indium phosphide-based platform or a transceiver business, and that's most of the revenues, and the second largest part of their business is the wavelength selector switch business, we basically have very little overlap in those areas, Tom. Thomas Robert Diffely D.A. Davidson & Co., Research Division - MD & Senior Research Analyst Okay, great. And then a lot of companies had troubles on the --getting approval from China, the antitrust. Do you have a certain time frame or patience level for that? Is there a point when you would call the deal off? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, we're optimistic about that, Tom. And our time line is, we laid it out for the approvals that we'll need for both sets of shareholders as well as the regulatory approval, which is not only regulatory approval in China. We think a reasonable estimate for that will take us into the middle of the year next year, in the summertime of next year. And we're going to go to work on it right away. THOMSON REUTERS | Contact Us 5 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

Thomas Robert Diffely D.A. Davidson & Co., Research Division - MD & Senior Research Analyst Okay, and then finally for me. When you look at the cost reduction, is it fair to assume that the G&A cost come out maybe in the first year and the COGS in the second and third year? Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary I would say that might not be a bad estimate. I think in areas where customer qualification --customer requalification is not required, some of the COGS areas might happen faster than that. We talked about the sourcing synergies as well as in feed materials. Those are important areas and as Chuck just used the excellent phrase, we will be getting on that right away. Operator And our next question comes from the line of Meta Marshall from Morgan Stanley. Meta A. Marshall Morgan Stanley, Research Division - VP I just wanted to follow up on that question. I know there's not a tremendous amount of overlap, but perhaps in 3D, there is a little more overlap of portfolios. And just wonder you expected kind of any revenue dissynergies from the deal. And then I have one other question. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Let's see. Do you mean revenue dissynergies from 3D sensing or in general, Meta? Meta A. Marshall Morgan Stanley, Research Division - VP Well, I mean, I would assume that, that is the biggest area of overlap. But in general, do you expect any areas of revenue dissynergies? Vincent D. Mattera II-VI Incorporated - President, CEO & Director We basically took all that into account for our plan and for sure, we envision that there will be some. But I would have to tell you that we believe it's a very small number. And we think across this portfolio, we'll have a great opportunity to grow, and it will be accretive in a sense of the revenue synergy. And there'll be some and some of it will be based on our own choice. Perhaps, as we aligned the factories, the way in which we need to, to achieve these synergies --the cost synergies. And so it's a balancing act. But by and large, this is all opportunity for us, positive opportunity for us. Meta A. Marshall Morgan Stanley, Research Division - VP Got it. And then maybe a second question. You guys have always excelled at having differentiated processes that have allowed you to kind of have leading share in more unique markets and Finisar has competed in very large markets that have been a little bit more competitive. So can you just maybe talk about like what you plan to do maybe on the revenue synergies that you were talking about of kind of bringing some of your processes to Finisar to help with the differentiation that they have. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Yes. We think that --we're excited about those opportunities, Meta. We --as you know, we've been talking for a while about building out in a world-class indium phosphide optical component capability, including for sensing applications. So we see, by a way of the example that we've had with our 980 pumps, our passive components building out our amplifiers, we see --first of all, we see a world-class team in front of us at Finisar, and they have done a great job. They know exactly what there is to be done. But we think that we will be able to add in combination with them some skill sets, some components, some capabilities to extend those. And as soon as we can begin the process of our integration planning, it will be in our sights to do just that. Operator And our next question comes from the line of Tim Savageaux from Northland Capital. THOMSON REUTERS | Contact Us 6 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

Timothy Paul Savageaux Northland Capital Markets, Research Division - MD & Senior Research Analyst A couple of questions. I guess, following on the approval side. Without being too flip about it, I mean, I guess, my question would be, did this deal receive Cupertino approval? Or was it possibly catalyzed by that? In general, where do you think, as you look at your 2, 3D sensing operations with the VCSEL Capital United States will end up as you look to rationalize those, and then I have a follow-up for Michael. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, first of all, Tim, thanks a lot for your questions. We're not going to talk about customers on this call, individual customers. And what was the second part of your question about rationalization? Timothy Paul Savageaux Northland Capital Markets, Research Division - MD & Senior Research Analyst Then you obviously have kind of very --well, chip facility is under construction in Texas and in your own --II-VI's own internal operations. How do we think about rationalizing those 2? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, let me start out by saying that we plan on utilizing them to the best of their abilities. To broaden our capabilities, broaden our portfolio and to the extent that we have obvious synergies and that we complete the transaction and we can get on with making those synergies happen, our plan is to fully utilize the assets that we have and broaden this overall portfolio. And I'm excited to think about the ways in which we're going to do that, Tim. So that's how we're thinking about it today. Timothy Paul Savageaux Northland Capital Markets, Research Division - MD & Senior Research Analyst Okay. So you see, basically, see both facilities remaining intact. And then to move on to the next question for Michael. Obviously, you've been at Finisar a fairly short time. Can we assume that part of the strategic assessment was, now is the time to sell the company and you ran a process? You can sort of comment on the overall kind of length and competitive nature of this process over, did this sort of come up unexpectedly, I guess, and make compelling sense. Michael E. Hurlston Finisar Corporation - CEO & Director Yes, Tim, I think it's more the latter. We obviously engaged in discussions with Chuck and his team over some period of time and really, we thought that this made a lot of strategic senses. Chuck talked to, there's not a lot of overlap between the 2 companies, but II-VI has been a supplier to Finisar for quite some time, and we've got a lot of familiarity with the team. As we started thinking about it and thinking about our strategic options, we felt this made significant sense. I think the industry is, as you and I have talked about, is ripe for consolidation. And as we evaluated our go-forward options, we really thought this made tremendous sense. So I would say that's the general gist of our thinking. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Yes. I would like to add, too, that the --further, the transaction will be included in public filings related to the deal. Operator And our next question comes from the line of James Kisner from Loop Capital. James Martin Kisner Loop Capital Markets LLC, Research Division - SVP Congratulations to both management teams on this transaction. So I was hoping --Chuck and Mary Jane, you could talk about --a bit more about Finisar's datacom receivers just more specifically. You know that, that comprises most of Finisar's revenue today. That business has seen its margins come down quite a bit. Just given very tough competitive dynamics and I'm just --can you just talk about how you think about the business strategically and perhaps to what extent you think you can improve the profitability there, perhaps through more vertical integration and/or surplus --circulated other parts. And might you consider exiting transceivers and perhaps just selling engines, relative to the move that Avago and now Broadcom made in this area? THOMSON REUTERS | Contact Us 7 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

Vincent D. Mattera II-VI Incorporated - President, CEO & Director Okay. Thanks a lot for your questions, James. I think, let me start out with operating synergies that we believe that we're going to able to leverage. As Michael just pointed out, Finisar is an important customer of II-VI photonics for many optical communications products. We've been a leader in delivering breakthrough technology for the transceiver market. We're expecting, as Mary Jane pointed out, to be able to have the benefit of achieving synergies from supply chain management savings, internal supply of materials and components for focused on cost reductions, reducing the overall BOM cost, if you will, and we will look at finished --efficiencies in the manufacturing and supply chain. We expect to realize this $150 million of run rate synergies and over half of that will come from the manufacturing cost to sales. We're excited about those opportunities. Of course, the evolving coherent transceiver is a --and the evolution of this market toward a 100, 200, 400, 800 and even beyond a terabit, we believe, long term, will provide us with a continued source of both market growth. And we love to compete and to provide customers with the absolute best that money can buy. And we're looking forward to a chance to be able to extend these portfolios and to do just that, James. James Martin Kisner Loop Capital Markets LLC, Research Division - SVP Yes. And just one more, if I might. You talked about areas for expense synergy, obviously. Are there areas of yours or Finisar's business that you might increase investment as a result of this combination? The one that I'm thinking about here is perhaps the WSS modules? Vincent D. Mattera II-VI Incorporated - President, CEO & Director James, could you repeat that please? We had a hard time understanding the last part of your question. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Which type of module? James Martin Kisner Loop Capital Markets LLC, Research Division - SVP WSS module. I was saying, are there areas that, in general, that you might want to increase your investment as a result of this combination, and one here that I'm thinking about, perhaps WSS module might more --invest more there just given the synergies of the rest of your module-related business? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, for sure. We have the highest regard for the technology portfolio and the work that the Finisar wavelength selector switch team have done. And we believe that it's an absolute great complement to the co-admin team. So we see a growing opportunity, a complementary portfolio, a great set of teams, but in addition to that, we have the opportunity as the 5G begins to turn on. And we know it's beginning to turn on in calendar year '19. We see the opportunity for us to be able to penetrate that market with a broad portfolio. And we think it will be turning on just at the right time for us to be able to meet it. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary I'd also emphasize the fact that, as Chuck said in his prepared remarks, this combination provides a wonderful opportunity to bring together 2 very, very talented teams that would allow us to potentially accelerate things we were thinking about and we're looking forward to that. Operator And our next question comes from the line of Mark Miller from Benchmark Company. Mark S. Miller The Benchmark Company, LLC, Research Division - Research Analyst Congratulations. Just a little details about the combined deal as you talk about what you think your combined margin profile will be as well as tax rate and annual depreciation, amortization? Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary I'm not sure we can get into that right now, given that we don't expect the transaction to close until the middle of 2018 (sic) [2019]. It's at the year-end for both of our companies at the time that we are, potentially, seeing the optical communications market pick up. Having said that, as Chuck said, the focus on at least part of the synergies that are in the cost of sales are important. We have a lot of experience THOMSON REUTERS | Contact Us 8 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

doing materials and infeed substitution being a materials and components manufacturer, those will be very, very important. As for the tax rate, I would not hazard a guess at this point. But both companies have done, I think, a very, very good job. Certainly, Finisar has as well, on optimizing their global tax rate, their effective tax rate and I would see us continuing that, certainly. Mark S. Miller The Benchmark Company, LLC, Research Division - Research Analyst I was just wondering, do you know what the Finisar tax rate is, standalone? Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Michael, would you be able to answer that? Michael E. Hurlston Finisar Corporation - CEO & Director I'm sorry, Mary Jane. I don't know what it is offhand. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary No problem. We can follow-up on that. I'm sure it's disclosed. We can get that back to you, Mark. Mark S. Miller The Benchmark Company, LLC, Research Division - Research Analyst And I'm just wondering how the ramp is going at the Sherman plant for the VCSELs. Michael E. Hurlston Finisar Corporation - CEO & Director Yes. Unfortunately, we're in our quiet period. So I don't want to talk about our numbers and anything, directionally, with our business. Operator And our next question comes from the line of Sidney Ho from Deutsche Bank. Shek Ming Ho Deutsche Bank AG, Research Division - Director & Senior Analyst Congratulations on the transaction. Just going back to the cost synergies of about $150 million. What is the split between cost of goods sold and OpEx? Sounds like it's about half and half based on what Chuck said. And what do you expect --okay. Go ahead. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary No, no. On Page 15, you can see that it's $85 million in the cost of sales and $65 million in the OpEx. Shek Ming Ho Deutsche Bank AG, Research Division - Director & Senior Analyst Okay. Maybe just a follow-up there. What do you expect the linearity of those synergies? Maybe, specifically, what are you included in your guidance for a 10% EPS accretion for year 1? And does your year 1 number include any kind of revenue synergy or dissynergies? Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary So the way that the 10% is calculated is inclusive of all of the synergies. The actual linearity of the trends of how we expect the synergies to be realized is probably about $50 million a year. So it will be $50 million, $100 million, $150 million. But if you can see --go ahead. Shek Ming Ho Deutsche Bank AG, Research Division - Director & Senior Analyst No, go for it. Go ahead, Mary Jane. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary No, what I was going to say is that the calculation includes the whole of the synergies at this point. Shek Ming Ho Deutsche Bank AG, Research Division - Director & Senior Analyst Okay. My follow-up question is that, with the increasing scale for the combined company, do you expect to increase the rate at which you add capacity for areas that you have been tending shortage for a while, which you may be more conservative when you're a standalone company? THOMSON REUTERS | Contact Us 9 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary So I would say this. I mean, one of the things that our --at least for II-VI, our investors can see in us is the expanse in the --or almost a step change in how our capital --our CapEx has been by year. And part of that is the fact that, at least for the better part of the last 2 years, all of our end markets have been strong at the same time. When that is the case and the capacity is short in lots of places, the CapEx increases. I would expect in the combination of these 2 companies that, if we were to see, and continue to see very strong market behavior, that we would work to, certainly, do it very prudently as we have always done. But nonetheless, ensure that we have the capacity to meet our customers' needs. Operator And our next question comes from the line of Simon Leopold from Raymond James. Simon Matthew Leopold Raymond James & Associates, Inc., Research Division - Research Analyst I wanted to check 2 things. One, on the Chinese regulatory review, I wanted to see if there was some circumstance that made your situation different from that of Lumentum-Oclaro's pending deal, given that their review seems to be taking what feels like years. Wanted to check on that. And then, in terms of the 3D sensing market opportunities in industry, I think many tend to focus not only on the 3 main players in that market, yourselves, Finisar and Lumentum. I just want to get your thoughts about how you envision the competitive environment evolving in that particular marketplace, particularly with you gaining scale. Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Sure. So first of all, with respect to your first question, we have no information to comment on anyone's regulatory process. With respect to the 3D sensing space, I think, at least we have been very consistent that there are 5 makers of VCSELs today and the acquisition by AMS of Princeton Optronics potentially creates a sixth, and that this is a very, very big market. It's a very big market. It has a lot of applications, 3D sensing. As we have often advised investors, focusing on one device is not the way to think about this market. So we do see, so far, at least of the traditional 5 makers of VCSELs but 2 have not entered, necessarily, into 3D sensing, but that's not to say that they wouldn't. But this is a big market, and we would expect to have our fair share or better. Vincent D. Mattera II-VI Incorporated - President, CEO & Director I would add to it, Simon. Thanks for your questions, Simon. I would like to add that --just a couple of things. First of all, with regard to our investments that we have been making and that we would intend to make, we are continuing to invest in the United States, both in R&D and in capital for the markets, including for 3D sensing. And at the same time, we're also building out in a very appropriate and a very II-VI way in China. And we just announced earlier --well, we just announced in the end of last week, we had an inaugural ceremony in Fuzhou, China on Monday, where we built out a new II-VI regional headquarters for Asia. But especially, manufacturing capacity, just in time to get ready to qualify to ramp for 5G. And I've said, and I feel proud about our global team, including our team in China, where I believe that we are differentiated in this space with the way in which we have organized, going to the market and approach the marketplace in China. And I would stay focused on that. The regulatory approvals, the process that everybody has to go through and I believe that we all have to go through the process in the same way and that's why Mary Jane and I am not able to comment on any aspect of Lumentum and Oclaro's process. As it relates to 3D sensing, what was your question, Simon? Can you repeat that again? Simon Matthew Leopold Raymond James & Associates, Inc., Research Division - Research Analyst Yes, I guess I'm trying to understand how you envision the market evolving. You'll be a bigger-scale player, which makes you, certainly, more competitive. So I want to get a sense from you how you see the evolution of that landscape with you as a bigger player in it. Do you think it scares off some of the marginal players or anything in terms of that dynamic? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, I think --here is our focus: we --number one, need to serve customers. And we have an absolute customer-centric view about that. And we have to take the time that it's required to be able to build out scalable, high-quality, high-reliability manufacturing technology platforms that we know will underpin this long-term growth in this marketplace. And we need to do things right. We need to do the right things. We're going to stay focused on that. And this early generation of products for these marketplaces, both 3D sensing and for LiDAR, these will evolve. So our focus is on getting the manufacturing platform in place and then moving quickly to be able to offer the marketplace differentiated products that we're going to make on those platforms. And so thinking about the product portfolio and the THOMSON REUTERS | Contact Us 10 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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next generation of lasers and optics that will be required for the marketplace is where we're going to spend more of our time as we get the manufacturing technology platforms in place, stabilized. I think we've done a real good job of that in the United States in our Warren, New Jersey facility. And as far as I can tell, since I had an opportunity to visit the Sherman and Allen plants just in the last few weeks or so, I'm excited to see the efforts that are going on in Sherman and the hard work that the team are doing in Allen as well. Operator And our next question comes from the line of Fahad Najam from Cowen. Fahad Najam Cowen and Company, LLC, Research Division - Associate So let me play devil's advocate. Against the backdrop, can you walk us, first of all, how long have you guys been in discussion with each other? And if you look at the recent geopolitical developments between the U.S. and China and the risk of the global supply chain being bifurcated in 2 halves, seems like you've invested significantly to China and the risk of tariffs coming in. Can you help us understand the risks to this deal through the --through your overall thinking looking forward in light of the recent geopolitical backdrops? And I have a few more follow-up questions. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Okay. Fahad, thanks for your question. First of all, let me come back to a comment, I made earlier, when Tim --I think when Tim asked the question. The background of this transaction is all public company transactions like this will be included in the public filings in time, as it relates to this deal. And we're just not going to get into a time line looking back. All I can tell you is that the boards of both companies, the executive teams of both companies, have really done a great job in getting us to this spot and I'm really excited about the future and that's where I would like this to stay focused, Fahad. And please go ahead, and ask your second question. Maybe Mary Jane can help with that. Fahad Najam Cowen and Company, LLC, Research Division - Associate All right. The second question, again, just sticking with the risk to the deal. You've done a remarkable job so far in strategic acquisitions, but none of them have been this size, this scale. Can you walk us through, in terms of an acquisition this size, how does it a --one, what are the risks in integration that you foresee? What are your plans to achieve those? If you also look at, in terms of product markets in Finisar's position, they've been in the optical module business, but you're supplying optical components to a lot of optical module suppliers. What's the risk to those customers? Would they, prospectively, move away from you? Have you run this with your customers? What's been the feedback from customers regarding this deal? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Okay. Let me start with the last part of it. This morning, I think I've spoken to at least 10 or 12 customers starting in Asia, moving quickly to Europe, and then also in the United States and in Canada. And I can tell you that each and every one of those have been absolutely excited and the feedback so far this morning is really been fantastic. It's --in fact, it's exceeded my expectations. So there's a great enthusiasm for it. The broad portfolio, our ability to integrate acquisitions, the scale that we've been able to achieve both companies in the United States and Europe and China and in Malaysia, in Vietnam, I mean, we are, I believe, well suited for this kind of a task, Fahad. And the thing that we need to do is the things that we need to stay focused on, doing the right things, doing things right and taking the time, and we'll have time during this --maybe let's call it the next 9 months or so, to get our detailed plans in place. And we'll move --we'll think slowly and get the plan together. We'll expand the group of people that we have on both sides of the company as we may be allowed to do that. And we'll be ready to go and execute as soon as the transaction is complete. Fahad Najam Cowen and Company, LLC, Research Division - Associate Appreciate it. And one last question, if I may, Mary Jane, on how should we be thinking about the convert that you guys have? Does it get --should we assume conversion at this point? Is that a trigger on any transactions on the convert? Mary Jane Raymond II-VI Incorporated - CFO, Treasurer & Assistant Secretary Not for us. Certain conditions may apply to the Finisar converts, but I will --we won't get into those. With respect to ours, there's none. I also think it's probably worth commenting, as Chuck said, with respect to risks overall. I mean, in 2010, we never bought a company in China. We only had one non-U. S. location at that time at all. In 2013, we did 2 very transformational acquisitions. Those are, of course, THOMSON REUTERS | Contact Us 11 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

relative to where we are now. This is a very, very important and transformational acquisition. There are always risks. And I think we are prepared to look at them. When we look at how those synergies will be realized, roughly $50 million additionally, across the 3 years and the accretion calculated on the synergies of that year, only $50 million in year 1, for example. We are very prepared to focus and achieve what we need to do. We have, I think, worked hard and worked skillfully to manage customers that are also competitors, and we will continue to do that. Operator And our next question comes from the line of Rod Hall from Goldman Sachs. Roderick B. Hall Goldman Sachs Group Inc., Research Division - MD Congrats on the deal. I wanted to ask you, I guess, first of all, Chuck, if you could comment on --a lot of times these deals, there's maybe one particular end market that is of special interest, I guess, as you do a deal like that and I'm just wondering if there's a particular --you named off kind of a laundry list of everything in optics that both of you do. But is there one particular area that --in sight, more like data center, or telecom or 3D or something else? So that'd be my first question. I have a couple more. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Okay. Well, we like a diversified portfolio. Even to segment our optical and data communications product portfolios, we like to have a diversification, have the right product portfolio in place ahead of the market. And I would say that, with the overall trends for data networking, for data communications, for telecommunications, across the board, we're interested in investing in the growth segments of those markets and to leverage our broad-based technological resources as well as our manufacturing scale to serve customers. That's where we're going to stay focused. And 3D sensing is a --really another great opportunity, but the LiDAR and the automotive market, we have been --and Michael and Finisar have been clear, it's coming, it will come a little bit slower than the turn-on in 3D sensing, but we believe that, that marketplace will value the capabilities that this combined company have. So we're excited about that marketplace as well, Rod. And we see great complements with the rest of the investments that we're making as well. So let me try to get to your next question. Roderick B. Hall Goldman Sachs Group Inc., Research Division - MD Okay. I just wonder, I know you guys don't want to really comment on regulatory review at this point. I wonder if you --I don't think this would be the case, but could you comment on whether you see any kind of antitrust review requirement in any of the end markets, like I know SAMR might be a place where you, I guess, could get an antitrust review. But just generally speaking, do you expect anything like that? Vincent D. Mattera II-VI Incorporated - President, CEO & Director Well, it's not that we're unwilling to comment on regulatory approval. I'm quite happy to comment on it. It's a normal, natural process, and we're going to run through it at every turn that we're required to do. And we're going to follow the process. Roderick B. Hall Goldman Sachs Group Inc., Research Division - MD Okay. But my specific question was on the antitrust review. So I guess, if you're happy to comment, can you comment on that question? Vincent D. Mattera II-VI Incorporated - President, CEO & Director I see that as part of the overall regulatory review. And as I said, it's a process, capital P, and to the extent that, that's a relevant part of the process for us, we'll be running through it. Roderick B. Hall Goldman Sachs Group Inc., Research Division - MD Okay. Okay. I guess, the last thing I wanted to ask you guys is, since we got you, just a general market question. What you're thinking with regards to 400 gig optics at this stage in terms of availability. Can you just say sort of, generally speaking, when you think you have optics available in quantity? Does this deal change that at all? Kind of give us a little bit of an update on 400 gigs. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Yes. Well, let's ask, Michael. If --Michael, if you're still out there? He's got a busy day today as well. Michael, if you're still out there and comfortable in talking about it here in your quiet period, would you give a response to Rod? THOMSON REUTERS | Contact Us 12 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

Michael E. Hurlston Finisar Corporation - CEO & Director Yes, of course, Chuck. So I think that we've said a couple of times that we see a very early ramp of 400 gig at the end of calendar year 2019. But really the meat of the curve being in 2020. And I don't think anything in this transaction changes that curve. I think it will help us be more effective in competing in the market, that's for sure. But as you correctly said, it's a general market. And I think the meat of the curve will really start in 2020. Operator And our next question comes from the line of Tim Savageaux from Northland Capital. Timothy Paul Savageaux Northland Capital Markets, Research Division - MD & Senior Research Analyst Question was on the datacom module market or cloud transceiver. And Chuck, that's a market you've participated in to date, really you've provided the component level and possibly more profitably. I mean, in taking or entering into this transaction, are you, I guess, comfortable making a big bet on datacom modules at the module level? Or is the transceiver market something that you could view kind of from a strategic standpoint over time regarding the level of your involvement? Vincent D. Mattera II-VI Incorporated - President, CEO & Director I would say this, Timothy, it's the question of the day all investors ask, and it's a good question. For us, we have good examples of that inside of the company. Taking this vertically-integrated approach that we have been taking until now, it causes, among other things, for us to segment the market, to be able to have the customer at least 3 levels of integration: materials, components and subsystems. And we keep the customer in front of us at all 3 levels. And we're able to have the agility to be able to serve customers at those 3 levels of integration inside II-VI platforms. It allows us to serve customers, fully utilize our assets, which we're focused on, leverage R&D investments across multiple levels of integration in multiple markets. And I think, as we go forward, we like that strategic approach and as we get to know the business better and work with the management team and the great team that exists in Finisar, we'll engage in those kinds of discussions. But here's what I'd like for you not to hear is that somehow there's an aspect of the model that we're not enthusiastic about because we're enthusiastic about it. I think it's not a question of what to do less of, it may be a question of what to do more of or what to do in addition to. Timothy Paul Savageaux Northland Capital Markets, Research Division - MD & Senior Research Analyst Okay, well, and if I could follow up. One basis for enthusiasm in that market would be strong unit volume growth from other peers in the market, continue to talk about it doubling in 100-gig unit volumes for next year. Last year you had some competitors struggling in that datacom market, which may represent an opportunity. So Michael, while we're talking about 400 gig coming late, does that imply that there's still a very significant market for 100-gig cloud transceivers, which is the primary driver of the Finisar side of the business, and could you --do you have any comments on the outlook there from a unit volume perspective? Michael E. Hurlston Finisar Corporation - CEO & Director I think, Tim, you're right. It's a very robust market. We feel good, as I've talked about in a couple of our previous calls, about our ability to compete in that market and you're right, we've seen competition stumble here recently. I think we've executed pretty well. We've talked --you and I talked about our next-generation transceivers that offer the ability for us to pick up market share by virtue of the cost point and I don't think anything has changed. So we agree to grow robust market, growing market, and we think we can compete effectively there and that competitive ability is only enhanced by II-VI. Operator Thank you. And I'm showing no further questions at this time. I'd like to turn the call back to Chuck, for closing remarks. Vincent D. Mattera II-VI Incorporated - President, CEO & Director Okay, thank you very much. Well, thanks again, everyone, for joining us. I like to acknowledge the people of both companies and remind the employees of both companies, the customers of our companies, the investors of our companies about how excited we are. We'll look forward to talking with you, again, as time rolls on here. Thanks a lot for your questions this morning and for your continued support. Have a good day. THOMSON REUTERS | Contact Us 13 ©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. NOVEMBER 09, 2018 / 1:00PM GMT, II-VI Inc to Acquire Finisar - M&A Call

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